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
                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-8846                                                                     May 31, 2005
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
   ----------------------------------------------------------------------------------------------------------------------------
     CT                  DE                  DC                  FL                  GA                  HI
   ----------------------------------------------------------------------------------------------------------------------------
     ID                  IL                  IN                  IA                  KS                  KY
   ----------------------------------------------------------------------------------------------------------------------------
     LA                  ME                  MD                  MA                  MI                  MN
   ----------------------------------------------------------------------------------------------------------------------------
     MS                  MO                  MT                  NE                  NV                  NH
   ----------------------------------------------------------------------------------------------------------------------------
     NJ                  NM                  NY                  NC                  ND                  OH
   ----------------------------------------------------------------------------------------------------------------------------
     OK                  OR                  PA                  RI                  SC                  SD
   ----------------------------------------------------------------------------------------------------------------------------
     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      First Focus Funds, Inc.
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4. Address of principal executive office (number, street, city, state, zip code):

      3435 Stelzer Road, Columbus, Ohio 43219
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
                             FIRST FOCUS FUNDS, INC.
                                3435 STELZER ROAD
                              COLUMBUS, OHIO 43219


July 18, 2005


    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940


We, as members of management of First Focus Funds, Inc. - individually the Short-Intermediate Bond Fund, Income Fund, Nebraska Tax-Free Fund, Colorado Tax-Free Fund, Balanced Fund, Core Equity Fund, Growth Opportunities Fund and Small Company Fund, (collectively, the Funds), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and
(c) of rule 17f-2 as of May 31, 2005, and from March 31, 2005 through May 31, 2005.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2005, and from March 31, 2005 through May 31, 2005, with respect to securities reflected in the investment accounts of the Funds.

First Focus Funds, Inc.
By:

/s/ Trent Statczar

Trent Statczar
Treasurer

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Board of Directors of
First Focus Funds, Inc.:


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that First Focus Funds, Inc. - Short-Intermediate Bond Fund, Income Fund, Nebraska Tax-Free Fund, Colorado Tax-Free Fund, Balanced Fund, Core Equity Fund, Growth Opportunities Fund and Small Company Fund (collectively, the Funds), complied with the requirements of subsections (b) and
(c) of rule 17f-2 under the Act as of May 31, 2005. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2005, and with respect to agreement of security purchases and sales, for the period from March 31, 2005 (the date of our last examination), through May 31, 2005:

     1. Confirmation of all securities held by institutions in book entry form by the Federal Reserve Bank and The Depositary Trust Company, without prior notice to management;

     2. Verification of all securities purchased/sold but not received/delivered and securities in transit as of May 31, 2005 via examination of the underlying trade ticket;

     3. Reconciliation of all such securities to the books and records of the Funds and First National Bank; and

     4. Agreement of 15 security purchases and 15 security sales since March 31, 2005, from the books and records of the Funds to trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of May 31, 2005, and for the period from March 31, 2005 through May 31, 2005, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
Columbus, Ohio
July 18, 2005





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